Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 SEP 19 A 10:22

LETTER FOR MAINTENANCE OF EXEMPTION

Best Available Copy

29 August 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 36

07026734

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the Interest of Employees Provident Fund Board, a Substantial Shareholder.	23.08.2007 & 28.08.2007
2	Financial Results of Sime Darby Berhad for the fourth quarter ended 30 June 2007.	28.08.2007
3	Entitlements (Notice of Book Closure).	28.08.2007
4	Provision of financial assistance in the ordinary course of business.	28.08.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

9/19

LMP/jg/nay/grpsec/sdb/let/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act . 1965

Submitted by S DARBY on 23/08/2007 05:14:30 PM
Reference No SD-070823-149CB

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM 0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 3,079,700 shares)

AmanahRaya JMF Asset Management Sdn Bhd
(Acquisition of 150,000 shares)

Nomura Asset Management (S'pore) Ltd
(Disposal of 20,000 shares)

AmInvestment Management Sdn Bhd
(Acquisition of 190,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 15/08/2007	* 600,700	
Acquired	15/08/2007	150,000	
Disposed	15/08/2007	20,000	
Acquired	16/08/2007	2,479,000	
Acquired	16/08/2007	190,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers .
* Nature of interest : Direct

Direct (units) : 403,237,815

Direct (%) : 15.98

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of securities after change** : 403,237,815

* Date of notice : 16/08/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 22nd August 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act . 1965

Submitted by S DARBY on 28/08/2007 05:14:34 PM
Reference No SD-070828-9EF81

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM 0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 2,577,400 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/08/2007	* 1,826,600	
Acquired	20/08/2007	750,800	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Employees Provident Fund Board.
*	Nature of interest	: Direct
	Direct (units)	: 405,815,215
	Direct (%)	: 16.08
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after	: 405,815,215

change

* Date of notice : 20/08/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 24th August 2007.

Form Version 2.0

Financial Results

Submitted by S DARBY on 28/08/2007 05:05:17 PM
Reference No SD-070730-48417

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad

* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2007
* Quarter : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Quarterly report for the financial period ended : 30/06/2007
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here :

QReport-Profit&loss.doc QReport-BalanceSheet.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 30/06/2007

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2007	30/06/2006	30/06/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	5,512,476	5,409,363	20,734,980	20,162,150
2	Profit/(loss) before tax	560,372	566,378	2,085,977	1,634,100
3	Profit/(loss) for the period	367,666	431,902	1,597,410	1,204,214
4	Profit/(loss) attributable to ordinary equity holders of the parent	326,970	401,950	1,505,744	1,121,400

	the parent				
5	Basic earnings/(loss) per share (sen)	13.00	16.30	60.40	46.10
6	Proposed/Declared dividend per share (sen)	25.20	25.00	30.20	30.00

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.0200	3.5700

Remarks :

1. The gross interim dividend of 5.0 sen per share less Malaysian tax at 27% for the financial year ended 30th June 2007, which was declared on 28th February 2007, was paid on 18th May 2007.

2. The Group adopted new Financial Reporting Standards issued by the Malaysian Accounting Standards Board during the period under review. The comparatives have been restated to conform with the current presentation

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2007	30/06/2006	30/06/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	42,567	25,512	137,671	78,739
2	Gross interest expense	33,480	33,058	138,410	121,851

Remarks :

Note: The above information is for the Exchange internal use only .

QUARTERLY REPORT

On consolidated results for the fourth quarter ended 30th June 2007

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the fourth quarter ended 30th June 2007

		Quarter ended 30th June			Year ended 30th June		
		2007	2006	%	2007	2006	%
Amounts in RM million	Note		(restated)	+/-		(restated)	+/-
Revenue	A8	**5,512.5**	5,409.3	+ 2	**20,735.0**	20,162.1	+ 3
Operating expenses		**(5,381.8)**	(4,978.6)	+ 8	**(19,768.8)**	(18,838.5)	+ 5
Other operating income		**390.4**	100.2		**1,017.9**	260.2	
Operating profit		**521.1**	530.9	- 2	**1,984.1**	1,583.8	+ 25
Share of results of jointly controlled entities		**1.2**	0.9		**1.7**	1.5	
Share of results of associates		**14.9**	36.4		**68.3**	81.1	
Profit before interest and taxation		**537.2**	568.2	- 5	**2,054.1**	1,666.4	+ 23
Investment and interest income		**56.7**	31.2		**170.3**	89.5	
Finance costs		**(33.5)**	(33.0)		**(138.4)**	(121.8)	
Profit before taxation	A8	**560.4**	566.4	- 1	**2,086.0**	1,634.1	+ 28
Taxation	B6	**(192.7)**	(134.5)		**(488.6)**	(429.9)	
Profit for the period		**367.7**	431.9	- 15	**1,597.4**	1,204.2	+ 33
Attributable to :							
Ordinary equity holders of the Company		**326.9**	401.9	- 19	**1,505.7**	1,121.4	+ 34
Minority shareholders		**40.8**	30.0	+ 36	**91.7**	82.8	+ 11
		367.7	431.9		**1,597.4**	1,204.2	
		Sen	Sen		**Sen**	Sen	
Earnings per share							
– Basic	B14	**13.0**	16.3	- 20	**60.4**	46.1	+ 31
– Diluted	B14	**13.0**	16.3	- 20	**60.4**	46.0	+ 31

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the accompanying explanatory notes and the annual financial statements for the year ended 30th June 2006.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

Amounts in RM million	Note	As at 30th June 2007	As at 30th June 2006 (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	A9	3,880.0	3,542.3
Investment properties		153.0	184.6
Biological assets		260.9	255.7
Land held for property development		318.9	228.6
Interests in jointly controlled entities		7.7	1.1
Investment in associates		264.1	545.2
Investments		344.7	348.4
Goodwill on consolidation		3.9	3.0
Intangible assets		67.9	68.5
Prepaid lease rentals		570.6	650.6
Deferred tax assets		361.3	364.2
Trade and other receivables		-	454.1
		6,233.0	6,646.3
Current assets			
Inventories		3,858.3	3,381.3
Property development costs		889.1	787.3
Trade and other receivables		3,596.3	3,209.8
Prepayments		109.9	120.6
Tax recoverable		69.8	134.9
Bank balances, deposits and cash		4,718.6	3,212.4
		13,242.0	10,846.3
Non-current assets held for sale	(a)	200.7	46.8
Total assets		19,675.7	17,539.4
EQUITY AND LIABILITIES			
Share capital		1,261.0	1,232.8
Reserves		8,869.1	7,572.3
Total equity attributable to ordinary equity holders of the Company		10,130.1	8,805.1
Minority interests		993.3	990.5
Total equity		11,123.4	9,795.6
Non-current liabilities			
Loans and financing	B10	1,463.6	2,083.2
Deferred tax liabilities		205.2	234.8
		1,668.8	2,318.0
Current liabilities			
Trade and other payables		4,847.4	3,794.6
Provisions		187.0	130.1
Short term borrowings	B10	1,456.5	1,256.6
Current tax		213.9	244.5
		6,704.8	5,425.8
Liabilities directly associated with non-current assets held for sale	(b)	178.7	-
Total liabilities		8,552.3	7,743.8
Total equity and liabilities		19,675.7	17,539.4
		Sen	Sen
NET ASSETS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY		402	357

Unaudited Condensed Consolidated Balance Sheet (continued)

Amounts in RM million	As at 30th June 2007	As at 30th June 2006 (restated)
(a) Non-current assets held for sale		
Disposal group held for sale:		
Non-current assets	27.9	–
Current assets	170.6	–
	198.5	–
Other non-current assets held for sale:		
Property, plant and equipment	–	12.9
Investment properties	2.0	–
Land held for property development	0.2	33.9
	200.7	46.8
(b) Liabilities directly associated with non-current assets held for sale		
Disposal group held for sale:		
Non-current liabilities	2.7	–
Current liabilities	176.0	–
	178.7	–

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes in Equity for the year ended 30th June 2007

	Non-distributable					Distributable			
Amounts in RM million	Share capital	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total equity attributable to ordinary equity holders of the Company	Minority interests	Total equity
At 1st July 2006									
As previously stated	1,232.8	3,053.3	72.2	215.4	673.4	3,556.7	8,803.8	990.2	9,794.0
Effects of FRS 121 (Note A1.5(b))	-	-	-	-	-	1.3	1.3	0.3	1.6
As restated	1,232.8	3,053.3	72.2	215.4	673.4	3,558.0	8,805.1	990.5	9,795.6
Currency translation differences	-	-	-	-	171.6	-	171.6	(2.4)	169.2
Share of reserves of associates	-	-	-	(0.3)	0.9	-	0.6	-	0.6
Effect of dilution of interest in an associate	-	-	-	1.8	-	(0.5)	1.3	-	1.3
Transfer between reserves	-	-	-	(7.6)	-	7.6	-	-	-
Net gains/(losses) not recognised in income statement	-	-	-	(6.1)	172.5	7.1	173.5	(2.4)	171.1
Net profit for the year	-	-	-	-	-	1,505.7	1,505.7	91.7	1,597.4
Total recognised income and expenses for the year	-	-	-	(6.1)	172.5	1,512.8	1,679.2	89.3	1,768.5
Acquisition of additional interest from minority shareholders	-	-	-	-	-	(77.0)	(77.0)	(19.4)	(96.4)
Disposal of subsidiaries	-	-	-	-	-	-	-	(5.3)	(5.3)
Liquidation of a subsidiary	-	-	-	-	-	-	-	(9.8)	(9.8)
Issue of shares	28.2	274.2	-	-	-	-	302.4	9.5	311.9
Dividends paid and payable	-	-	-	-	-	(579.6)	(579.6)	(61.5)	(641.1)
At 30th June 2007	1,261.0	3,327.5	72.2	209.3	845.9	4,414.2	10,130.1	993.3	11,123.4

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes in Equity for the year ended 30th June 2007 (continued)

	Non-distributable					Distributable			
Amounts in RM million	Share capital	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total equity attributable to ordinary equity holders of the Company	Minority interests	Total equity
At 1st July 2005									
As previously stated	1,195.1	2,670.9	72.2	211.8	749.2	3,105.9	8,005.1	1,179.1	9,184.2
Effects of FRS 121 (Note A1.5(b))	–	–	–	–	–	0.5	0.5	–	0.5
As restated	1,195.1	2,670.9	72.2	211.8	749.2	3,106.4	8,005.6	1,179.1	9,184.7
Currency translation differences	–	–	–	–	(74.9)	–	(74.9)	(0.5)	(75.4)
Share of reserves of associates	–	–	–	–	(0.9)	–	(0.9)	–	(0.9)
Effect of dilution of interest in associates	–	–	–	3.6	–	0.5	4.1	–	4.1
Goodwill written off	–	–	–	–	–	(56.6)	(56.6)	–	(56.6)
Net gains/(losses) not recognised in income statement	–	–	–	3.6	(75.8)	(56.1)	(128.3)	(0.5)	(128.8)
Net profit for the year	–	–	–	–	–	1,121.4	1,121.4	82.8	1,204.2
Total recognised income and expenses for the year	–	–	–	3.6	(75.8)	1,065.3	993.1	82.3	1,075.4
Acquisition of additional interest from minority shareholders	–	–	–	–	–	(127.2)	(127.2)	(200.4)	(327.6)
Acquisition of subsidiaries	–	–	–	–	–	–	–	17.9	17.9
Disposal of subsidiaries	–	–	–	–	–	–	–	(13.8)	(13.8)
Issue of shares	37.7	382.4	–	–	–	–	420.1	1.4	421.5
Dividends paid and payable	–	–	–	–	–	(486.5)	(486.5)	(76.0)	(562.5)
At 30th June 2006	1,232.8	3,053.3	72.2	215.4	673.4	3,558.0	8,805.1	990.5	9,795.6

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying explanatory notes and the annual financial statements for the year ended 30th June 2006.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2007

Amounts in RM million		Year Ended 30th June 2007		Year Ended 30th June 2006 (restated)
Profit after taxation		1,597.4		1,204.2
Adjustments for:				
Unusual items (Note A4)		(567.0)		7.8
Share of results of jointly controlled entities and associates		(70.0)		(82.6)
Investment income		(32.6)		(10.8)
Interest income		(137.7)		(78.7)
Finance costs		138.4		121.8
Depreciation and amortisation		402.7		366.3
Amortisation of prepaid lease rentals		12.6		9.8
Taxation		488.6		429.9
Others		96.1		(25.0)
		1,928.5		1,942.7
(Increase)/decrease in working capital				
Inventories		(496.2)		(153.4)
Property development costs		(59.7)		43.8
Trade, other receivables and prepayments		(851.9)		(445.3)
Bank balances under Housing Development Accounts		2.1		129.5
Trade and other payables and provisions		1,658.8		30.3
Cash generated from operations		2,181.6		1,547.6
Taxation paid		(472.2)		(455.2)
Dividends from associates		21.7		67.4
Net cash inflow from operating activities		1,731.1		1,159.8
Investing activities				
Investment income received	24.5		13.1	
Interest income received	135.2		77.7	
Purchase of investments	(0.2)		(7.4)	
Purchase of subsidiaries, associates and a jointly controlled entity	(15.3)		(154.8)	
Purchase of additional interest in subsidiaries	(96.4)		(86.1)	
Capital repayment by an associate	-		41.4	
Purchase of intangible assets	(5.0)		(0.5)	
Purchase of property, plant and equipment	(974.0)		(698.8)	
Purchase of investment properties	(1.2)		(2.2)	
Purchase of prepaid lease rentals	(2.9)		(32.9)	
Purchase of/costs incurred on land held for property development	(69.3)		(22.4)	
Costs incurred on biological assets	(7.4)		(4.3)	
Proceeds from sale of investments	4.2		29.6	
Proceeds from sale of subsidiaries and associates	932.0		84.9	
Proceeds from sale of property, plant and equipment	332.7		158.7	
Proceeds from sale of investment properties	43.4		21.0	
Proceeds from sale of prepaid lease rentals	3.8		1.5	
Proceeds from liquidation of a subsidiary	13.9		-	
Net cash inflow/(outflow) from investing activities		318.0		(581.5)

Unaudited Condensed Consolidated Cash Flow Statement for the year ended 30th June 2007 (continued)

Amounts in RM million	Year Ended 30th June 2007		Year Ended 30th June 2006 (restated)	
Financing activities				
Proceeds from shares issued under the Sime Darby Berhad Employees' Share Option Scheme	302.4		178.6	
Proceeds from shares issued to minority shareholders of subsidiaries	9.5		1.4	
Finance costs paid	(139.6)		(124.8)	
Net borrowings (repaid)/raised	(38.6)		701.9	
Dividends paid to shareholders of Sime Darby Berhad	(579.6)		(486.5)	
Dividends paid to minority shareholders of subsidiaries	(61.5)		(76.0)	
Net cash (outflow)/inflow from financing activities		(507.4)		194.6
Increase in cash and cash equivalents		1,541.7		772.9
Cash and cash equivalents at beginning of the period		2,920.4		2,153.4
Foreign exchange differences		(39.3)		(5.9)
Cash and cash equivalents at end of the period		4,422.8		2,920.4

For the purpose of the cash flow statement, cash and cash equivalents comprised the following:

	Year Ended 30th June 2007	Year Ended 30th June 2006
Bank balances, deposits and cash	4,718.6	3,212.4
Less: Bank balances held under Housing Development Accounts	(278.1)	(280.2)
Bank overdrafts (Note B10)	(17.7)	(11.8)
	4,422.8	2,920.4

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the accompanying explanatory notes and the annual financial statements for the year ended 30th June 2006.

Notes on the quarterly report – 30th June 2007
Amounts in RM million unless otherwise stated

EXPLANATORY NOTES

These interim financial statements are prepared in accordance with the Financial Reporting Standards ("FRS") No. 134 - Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2006.

A. EXPLANATORY NOTES PURSUANT TO FRS 134

A1. Basis of preparation

Except for the adoption of the new and revised FRS issued by the Malaysian Accounting Standards Board ("MASB") in Malaysia for Entities other than Private Entities, the accounting policies and presentation adopted for these interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2006.

During the financial year ended 30th June 2006, the Group adopted FRS 3 - Business Combinations in accounting for business combinations where the sale and purchase agreement date is on or after 1st January 2006, and FRS 136 - Impairment of Assets and FRS 138 - Intangible Assets in accounting for goodwill and intangible assets arising therefrom. The application of FRS 136 and FRS 138 on all other assets and adoption of the FRS shown below are effective from 1st July 2006.

- FRS 2 - Share-based Payment
- FRS 5 - Non-current Assets Held for Sale and Discontinued Operations
- FRS 101 - Presentation of Financial Statements
- FRS 102 - Inventories
- FRS 108 - Accounting Policies, Changes in Accounting Estimates and Errors
- FRS 110 - Events after the Balance Sheet Date
- FRS 116 - Property, Plant and Equipment
- FRS 121 - The Effects of Changes in Foreign Exchange Rates
- FRS 127 - Consolidated and Separate Financial Statements
- FRS 128 - Investments in Associates
- FRS 131 - Interests in Joint Ventures
- FRS 132 - Financial Instruments: Disclosure and Presentation
- FRS 133 - Earnings Per Share
- FRS 140 - Investment Property

The Group has also adopted the following FRS with effect from 1st July 2006 although these standards only require application with effect from the financial period commencing on or after 1st October 2006:

- FRS 117 - Leases
- FRS 124 - Related Party Disclosures

In addition, the Group has adopted the Amendment to FRS 121 issued by MASB on 15th February 2007.

The adoption of FRS 121 resulted in a prior year adjustment while the other FRS merely affect presentation and disclosure. The principal impact of adopting these FRS are as follows:

1. FRS 2 - Share-based Payment

   FRS 2 requires recognition of share-based payment transactions including the value of share options in the financial statements. There was no financial impact following the prospective application of FRS 2 with effect from 1st July 2006.

2. FRS 5 - Non-current Assets Held for Sale and Discontinued Operations

   With the adoption of FRS 5, a non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets or disposal groups are stated at the lower of their carrying amount and fair value less costs to sell.

A1. Basis of preparation (continued)

3. FRS 101 - Presentation of Financial Statements

FRS 101 requires changes to presentation and disclosure of new classes of assets:

a) Minority interests are now presented within total equity in the consolidated balance sheet, and as an allocation of the profit or loss for the period in the consolidated income statement. Movements in minority interests are shown in the consolidated statement of changes in equity.

b) Share of results of jointly controlled entities and associates is now presented net of tax in the consolidated income statement.

c) Total recognised income and expenses for the period are now explicitly shown in the consolidated statement of changes in equity.

d) Investment properties and biological assets previously classified under property, plant and equipment are now shown as separate classes of assets.

Pending the issuance of accounting standards on recognition and measurement of biological assets, the Group continues to use the "capital maintenance" method in the recording of these assets. The capital maintenance method involves capitalising new planting cost without amortisation while replanting costs are charged to the income statement in the period the expenditure is incurred. The capitalised costs will be amortised to the income statement only if the land on which the trees are planted is on a lease term. The amortisation on a straight line basis over the trees economics useful lives commence upon maturity of the trees of the last planting cycle.

4. FRS 117 - Leases

FRS 117 requires leasehold land to be treated as an operating lease and the transitional provisions allow the unamortised carrying amounts of previously revalued leasehold land to be retained as surrogated carrying amounts. Therefore, instead of capitalising the payments made for the leasehold land and the revaluation adjustments in 1978 as property, plant and equipment, the carrying amounts of all long and short leasehold land are now reclassified as prepaid lease rentals.

The prepaid lease rentals are amortised on a straight-line basis over the lease period, which is similar to the depreciation policy when they were treated as property, plant and equipment.

5. FRS 121 - The Effects of Changes in Foreign Exchange Rates

a) Functional currency is the currency of the primary economic environment in which the entity operates and may differ from local currency. Previously, translation of a subsidiary's financial statements for consolidation purposes is made only when the subsidiary's local currency differs from the currency used by the parent. FRS 121 now requires the financial statements of each subsidiary to be presented in functional currency of the subsidiary, and on consolidation, all monetary and non-monetary items of the subsidiary are translated to the parent's presentation currency. Exchange differences arising therefrom are taken directly to exchange reserve. This requirement does not affect the results of the corresponding period as all subsidiaries' functional currencies were same as their local currencies during the said period.

b) Previously, the Group translated foreign currency transactions and monetary items at contracted rates if those amounts are hedged by forward foreign exchange contracts. FRS 121 prescribes exchange rates at date of transactions to be used in translating foreign currency transactions and exchange rates as at balance sheet date for translation of monetary items. This change in policy has resulted in changes to the opening reserves and results reported in the corresponding period.

Amounts in RM million unless otherwise stated

A1. Basis of preparation (continued)

6. FRS 140 - Investment Property

The Group's land and buildings held for rental income or capital appreciation are now classified as investment properties instead of property, plant and equipment. Investment properties are stated at cost and amortised on a straight-line basis over the useful lives of the investment properties, which is similar to the depreciation policy when they were treated as property, plant and equipment.

Reconciliation from previously reported figures to FRS is shown in the consolidated statement of changes in equity, and below:

	Quarter ended 30th June 2006	Year ended 30th June 2006
Profit for the period as previously reported	431.4	1,203.1
Effects of FRS 121 (Note A1.5(b))	0.5	1.1
Profit for the period reported under FRS	431.9	1,204.2

The comparatives have been restated to conform with the current period's presentation as follows:

	As previously stated	Reclassification	FRS 121 (Note A1.5(b))	As restated
Condensed Consolidated Income Statement for the quarter ended 30th June 2006				
Other operating income	99.2	–	1.0	100.2
Share of results of associates	34.3	2.1	–	36.4
Taxation	(131.9)	(2.1)	(0.5)	(134.5)
Condensed Consolidated Income Statement for the year ended 30th June 2006				
Other operating income	258.6	–	1.6	260.2
Share of results of associates	90.8	(9.7)	–	81.1
Taxation	(439.1)	9.7	(0.5)	(429.9)

Notes on the quarterly report – 30th June 2007
Amounts in RM million unless otherwise stated

A1. Basis of preparation (continued)

	As previously stated	Reclassification	FRS 121 (Note A1.5(b))	As restated
Condensed Consolidated Balance Sheet as at 30th June 2006				
Non-current assets				
Property, plant and equipment	4,655.6	(1,113.3)	–	3,542.3
Investment properties	–	184.6	–	184.6
Biological assets	–	255.7	–	255.7
Land held for property development	262.5	(33.9)	–	228.6
Prepaid lease rentals	–	650.6	–	650.6
Deferred tax assets	364.9	–	(0.7)	364.2
Current assets				
Trade and other receivables	3,207.5	–	2.3	3,209.8
Prepayments	111.1	9.5	–	120.6
Non-current assets held for sale	–	46.8	–	46.8
Total equity				
Total equity attributable to ordinary equity holders of the Company	8,803.8	–	1.3	8,805.1
Minority interests	990.2	–	0.3	990.5

Condensed Consolidated Cash Flow Statement for the year ended 30th June 2006	As previously stated	Reclassification	As restated
Net cash flow from operating activities			
Depreciation and amortisation	376.1	(9.8)	366.3
Amortisation of prepaid lease rentals	–	9.8	9.8
Net cash flow from investing activities			
Purchase of property, plant and equipment	(738.2)	39.4	(698.8)
Purchase of investment properties	–	(2.2)	(2.2)
Purchase of prepaid lease rentals	–	(32.9)	(32.9)
Costs incurred on biological assets	–	(4.3)	(4.3)
Proceeds from sale of property, plant and equipment	181.2	(22.5)	158.7
Proceeds from sale of investment properties	–	21.0	21.0
Proceeds from sale of prepaid lease rentals	–	1.5	1.5

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2006.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

Amounts in RM million unless otherwise stated

A4. Unusual items

	Quarter ended 30th June		Year ended 30th June	
	2007	2006	2007	2006
Operating profit includes the following:				
Gain/(loss) on disposal of subsidiaries, associates and investments (Note A12)	**75.5**	(6.3)	**505.6**	3.4
Gain on disposal of properties (Note B7)	**77.8**	1.0	**85.4**	1.2
Gain on disposal of prepaid lease rentals (Note B7)	**–**	1.1	**3.6**	1.1
Gain on disposal of investment properties (Note B7)	**4.8**	12.9	**3.9**	12.9
Reversal of impairment of property, plant and equipment	**24.7**	–	**24.7**	–
Reversal of impairment of investment	**0.5**	–	**0.5**	–
Impairment of property, plant and equipment	**(23.2)**	(3.9)	**(25.9)**	(6.8)
Impairment of prepaid lease rentals	**(3.5)**	–	**(3.5)**	–
Impairment of investment in associates	**(17.0)**	(0.9)	**(17.0)**	(20.9)
Impairment of investments	**–**	(1.0)	**(0.2)**	(1.0)
Impairment of goodwill	**(3.0)**	–	**(3.0)**	–
Others	**(6.4)**	(0.5)	**(7.1)**	2.3
	130.2	2.4	**567.0**	(7.8)

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the prior interim periods of the current financial year or the previous financial year that have a material effect on the results for the current quarter under review.

A6. Debt and equity securities

During the year ended 30th June 2007, the following new ordinary shares of RM0.50 each were issued pursuant to the exercise of options under the Sime Darby Berhad Employees' Share Option Scheme:

Option price RM	*No of ordinary shares* of RM0.50 each
4.90	3,151,000
5.08	2,957,000
5.09	210,000
5.47	10,332,000
5.28	9,333,000
5.41	30,525,000
	56,508,000

As at 30th June 2007, options over 4,998,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the financial year under review.

Amounts in RM million unless otherwise stated

A7. Dividends paid

A gross final dividend of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20%, for the financial year ended 30th June 2006 was paid on 15th December 2006.

The gross interim dividend of 5.0 sen per share less Malaysian tax at 27% for the financial year ended 30th June 2007, which was declared on 28th February 2007, was paid on 18th May 2007.

A8. Segmental reporting

Primary reporting format – business segments	Year ended 30th June 2007		Year ended 30th June 2006 (restated)	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	1,706.1	312.0	1,475.9	260.5
Property	874.5	330.2	786.3	223.1
Heavy Equipment	6,669.5	656.2	5,558.5	567.9
Motor Vehicle	7,017.5	109.0	8,287.7	361.9
Energy and Utilities	2,300.5	682.9	1,736.9	266.2
General Trading, Services and Others	2,166.9	25.5	2,316.8	18.6
	20,735.0	2,115.8	20,162.1	1,698.2
Unallocated corporate expenses		(61.7)		(31.8)
Investment and interest income		170.3		89.5
Finance costs		(138.4)		(121.8)
		2,086.0		1,634.1

A9. Property, plant and equipment

Other than the reclassification of certain assets from property, plant and equipment to investment properties, biological assets, prepaid lease rentals and non-current assets held for sale as disclosed in Note A1, the valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2006.

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements was as follows:

	As at 30th June 2007	As at 30th June 2006
Contracted	307.1	171.3
Not contracted	224.9	204.1

A11. Significant post balance sheet event

There was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 21st August 2007, except as disclosed in Note B9.

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations

1. The effect of disposals on the results was as follows:

	Quarter ended 30th June		Year ended 30th June	
	2007	2006	**2007**	2006
Gains/(losses) on disposal of:				
Unquoted				
- subsidiaries (Note B7)	**66.1**	(2.3)	**70.6**	(0.9)
- associate (Note B7)	**8.3**	(4.0)	**8.3**	1.3
Quoted				
- associate	**1.1**	–	**425.1**	–
- other investments (Note B8)	**–**	–	**1.6**	3.0
	75.5	(6.3)	**505.6**	3.4

Subsidiaries and associates disposed include:

a) On 24th July 2006, Sime Malaysia Region Berhad, Sime Darby Nominees Sendirian Berhad and SD Holdings Berhad completed the disposal of all their respective equity interests in Century Automotive Products Sdn. Bhd. totaling 99.64% for RM19.6 million.

b) On 25th July 2006, Sime Darby Motors (Nissan China) Holdings Limited completed the disposal of its 90% equity interest in Yunnan Sime Winner Motor Services Co., Limited for RMB5.5 million.

c) On 1st November 2006, Sime Darby Eastern Limited completed the disposal of its 29.3% equity interest in Jaya Holdings Limited for S$301.1 million.

d) On 14th February 2007, Sime Malaysia Region Berhad completed the disposal of its 51% equity interest in Sime Conoco Energy Sdn. Bhd. for USD0.5 million.

e) On 13th April 2007, SD Holdings Berhad and Sime Darby Nominees Sendirian Berhad completed the disposal of the entire equity interest in SimeLease (Malaysia) Sdn. Bhd. for RM107.0 million, net of inter-company dividend.

f) On 27th April 2007, Sime Darby Singapore Limited completed the disposal of its 75% equity interest in PT Guru Indonesia for USD1.1 million.

g) On 16th June 2007, Sime Malaysia Region Berhad completed the disposal of its 80% equity interest in Sime Inax Sdn. Bhd. for RM24.0 million.

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations (continued)

Assets and liabilities disposed and the net cash inflow arising from the disposal of subsidiaries are analysed as follows:

	Year ended 30th June 2007
Non-current assets	16.3
Net current assets	136.3
Minority interests	(5.3)
Net assets disposed	147.3
Gain on disposal of subsidiaries	70.6
Proceeds from disposal of subsidiaries	217.9
Less : Cash and cash equivalents in subsidiaries disposed	(34.4)
Net cash inflow on disposal	183.5

2. Subsidiaries liquidated/dissolved:

a) On 11th December 2006, the government authority had approved the members' voluntary liquidation of the following companies:

(i) Guangzhou SimeWinner Motor Services Limited
(ii) Guangzhou Wallace Harper Motor Services Limited
(iii) Guangzhou Sime Darby Motor Enterprises Limited

b) On 17th January 2007, the government authority had approved the members' voluntary liquidation of Sime Bow Motors (Guangzhou Free Trade Zone) Limited.

There were no material effects arising therefrom.

3. The profit for the period of subsidiaries acquired during the year ended 30th June 2007 included in the consolidated income statement amounted to RM2.9 million. If the acquisitions were effected on 1st July 2006, the Group's revenue and profit for the year ended 30th June 2007 would have been RM20,749.9 million and RM1,597.9 million, respectively.

Subsidiaries acquired:

a) On 4th July 2006, Dunlopillo Holdings Sdn. Bhd. acquired 1 ordinary share of HK$1.00 representing the entire equity interest in Dunlopillo (Hong Kong) Limited ("DHKL"), for cash at par. DHKL will be principally involved in the business of distribution of mattresses and related bedding products.

b) On 11th July 2006, Sime Hartanah Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity interest in Sime Darby Resorts Sdn. Bhd. for cash at par. The intended business is property development.

c) On 31st July 2006, Sime Darby Eastern Limited acquired the entire equity interest in Sime O & M (Thailand) Co. Ltd. (formerly known as Fortum Energy Solutions (Thailand) Company Limited) ("Sime O & M") for a total cash consideration of Euro 1.125 million. The principal activity of Sime O & M is the provision of operation and maintenance services to power plants in Thailand, including Laem Chabang Power Company Limited.

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations (continued)

d) On 10th August 2006, Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.) acquired 2 ordinary shares of RM1.00 each in the following companies representing 100% of their respective total issued and paid-up share capital for cash at par:

(i) Sime Darby Brunsfield Resources Sdn. Bhd.
(ii) Sime Darby Brunsfield Property Management Sdn. Bhd.
(iii) Sime Darby Brunsfield Properties Holding Sdn. Bhd.
(iv) Sime Darby Brunsfield Damansara Sdn. Bhd.
(v) Sime Darby Brunsfield Resort Sdn. Bhd.
(vi) Sime Darby Brunsfield Kenny Hills Sdn. Bhd.
(vii) Sime Darby Brunsfield Darby Hills Sdn. Bhd.
(viii) Sime Darby Brunsfield Motorworld Sdn. Bhd.
(ix) Sime Darby Brunsfield Taipan City Sdn. Bhd.

The proposed principal activities of these companies are property holdings and development.

e) On 31st August 2006, BMW Concessionaires (HK) Limited acquired the entire registered capital of Yunnan Bow Yue Vehicle Trading Company Limited ("YBYVT") for RMB10.0 million. The principal activities of YBYVT are the retailing of branded automobiles and related spare parts, and the provision of after-sales services and management consulting services on automobile sales.

f) On 21st March 2007, Solarvest Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity interest in Sime Darby Catering Services Sdn. Bhd. ("SDC") for cash at par. The intended principal activity of SDC is to undertake food catering business for the Sime Darby Berhad Group.

g) On 27th March 2007, Sime Darby Hong Kong Limited acquired 2 ordinary shares of HK$1.00 each representing the entire equity interest in Sime Darby Overseas (HK) Limited ("SDOHKL") for cash at par. The principal activity of SDOHKL is investment holding.

h) On 28th March 2007, Sime Darby Brunsfield Holding Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity interest in Sime Darby Brunsfield Project Management Sdn. Bhd. ("SDBPM") for cash at par. The intended principal activity of SDBPM is to undertake project management services.

i) On 24th May 2007, Sime Darby Energy & Utilities Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity interest in Macten Engineering Sdn. Bhd. ("MESB") for cash at par. The intended principal activity of MESB is investment holding.

j) On 1st June 2007, Sime Darby Energy & Utilities Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity in Gem Streams Sdn. Bhd. ("GSSB") for cash at par. GSSB is currently dormant.

k) On 28th June 2007, Sime Darby Hong Kong Limited ("SDHK") acquired the remaining 52% equity interest in Sime Darby Brunsfield Holdings Limited ("SDBH"), comprising 52 ordinary shares of HK$1.00 for cash at par. The acquisition resulted in SDBH becoming a wholly-owned subsidiary of SDHK. SDBH is presently dormant.

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations (continued)

Assets and liabilities acquired and the net cash outflow arising from the acquisition of subsidiaries are analysed as follows:

	Book Value	Fair value
Non-current assets	0.2	0.2
Net current assets	6.2	6.2
Net assets acquired	6.4	6.4
Goodwill retained in balance sheet		3.5
Purchase consideration including direct costs relating to the acquisition		9.9
Less : Cash and cash equivalents in subsidiaries acquired		(6.2)
Net cash outflow on acquisition		3.7

4. Acquisition of additional interest in subsidiaries:

a) On 13th September 2006, Sime Darby Motors Sdn. Bhd. completed the compulsory acquisition of all the remaining shares held by the minority shareholders of Hyundai-Sime Darby Berhad ("HSD") for a total consideration of approximately RM3 million, in conjunction with the voluntary withdrawal of HSD from the Official List of Bursa Malaysia Securities Berhad ("Bursa Securities") pursuant to Paragraph 16.04 of the Listing Requirements of Bursa Securities.

b) On 25th November 2006, Sime Darby Hong Kong Limited acquired an additional 15% equity interest each in Weifang Sime Darby Port Co. Ltd. and Weifang Sime Darby Water Co. Ltd. for USD15.0 million and USD5.0 million, respectively.

c) On 18th January 2007, Marksworth Limited acquired 4% and 5% equity interest in Weifang Sime Darby Port Co. Ltd and Weifang Sime Darby Water Co. Ltd. for USD5.0 million and USD2.0 million, respectively.

The minority interests acquired and the cash outflow arising from the acquisition of additional interest in subsidiaries are analysed as follows :

	Year ended 30th June 2007
Minority interests acquired	19.4
Premium paid	77.0
Purchase consideration including direct costs relating to the acquisition	96.4

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations (continued)

5. Subsidiaries incorporated and joint venture established include:

a) On 14th July 2006, Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.) subscribed for the entire equity interest in Sime Darby Brunsfield Australia Pte. Ltd. ("SDB Australia"). SDB Australia holds 70% equity interest in Oyster Cove International Pty. Ltd ("OCI"). OCI is principally involved in property development.

b) On 8th August 2006, Sime Darby Regent Motors Limited ("SDRM") was incorporated as a wholly owned subsidiary of Sime Darby (Thailand) Limited. The principal activity of SDRM will be motor dealership.

c) On 19th October 2006, Sime Consulting Sdn. Bhd. entered into a Joint Venture Agreement with Golden Hope Plantations Berhad, Permodalan Nasional Berhad, Kumpulan Guthrie Berhad and PNB Enterprise Sdn. Bhd. ("PNBE") to regulate the equity participation and the conduct and affairs of PNBE. Each joint venture party holds 25% equity participation in PNBE. The principal activity of PNBE is animal husbandry including the rearing of sheep, goats, cattle and other livestock.

d) On 30th October 2006, Shanghai Xin Biao Xian Motor Commerce Company Limited ("SXBX") was incorporated as a wholly-owned subsidiary of Sime Darby Motor Group (HK) Limited. The principal activities of SXBX will be the retail of automobiles manufactured by Rolls-Royce Motor Cars Limited.

e) On 16th January 2007, Zibo Sime Darby Chemicals Co. Ltd ("Zibo Sime Darby") was incorporated in the People's Republic of China as a 51% owned subsidiary of Sime Darby Hong Kong Limited. The principal activity of Zibo Sime Darby is the production and sale of polyaluminium chloride, a water treatment chemical.

f) On 5th March 2007, Sime Darby Hong Kong Limited subscribed for the entire initial capital of USD0.4 million in Xinjiang Sime Darby Heavy Equipment Co. Ltd. ("XJSD Heavy Equipment"). XJSD Heavy Equipment is currently dormant.

g) On 28th March 2007, OCI Management Pty Ltd ("OCIM") was incorporated in Australia as a wholly-owned subsidiary of Oyster Cove International Pty Ltd. The principal activity of OCIM is the provision of security and landcare services.

h) On 7th June 2007, Oyster Cove Properties Pty Ltd ("Oyster Cove Properties") was incorporated in Australia as a wholly-owned subsidiary of Oyster Cove International Pty Ltd. The principal activity of Oyster Cove Properties is property holdings.

i) On 21st June 2007, Macau CEL Machinery Company Limited ("MCM") was incorporated in Macau. 96% of the registered capital is held by The China Engineers, Limited and the remaining 4% is held by The China Engineers (South China) Limited, both Hong Kong incorporated companies and wholly-owned by Sime Darby Berhad. The principal activities of MCM will be the sales of engineering machinery, electricity generating sets, engines and related parts, provision of after sales and rental services of the said products, organising construction projects and provision of installation services for electrical and mechanical equipment.

6. There were no significant discontinued operations during the period under review.

A13. Contingent liabilities – unsecured

	As at 21st August 2007	As at 30th June 2006
Trade and performance guarantees	2,134.6	1,712.1
Claims pending against subsidiaries	22.2	63.7
	2,156.8	1,775.8

Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

B1. Review of results for the quarter and year ended 30th June 2007

	Quarter ended 30th June		Year ended 30th June	
	2007	2006 (restated)	2007	2006 (restated)
Profit before unusual items and interest				
Plantations	**93.7**	83.5	**310.5**	249.9
Property	**57.4**	80.5	**220.5**	224.7
Heavy Equipment	**168.9**	154.4	**659.8**	566.8
Motor Vehicle	**42.5**	120.8	**63.1**	358.2
Energy and Utilities	**58.5**	101.2	**249.5**	283.6
General Trading, Services and Others	**9.4**	35.0	**45.4**	22.8
	430.4	575.4	**1,548.8**	1,706.0
Unusual items (Note A4)	**130.2**	2.4	**567.0**	(7.8)
Unallocated corporate expenses	**(23.4)**	(9.6)	**(61.7)**	(31.8)
Profit before interest and taxation	**537.2**	568.2	**2,054.1**	1,666.4

The increase in Plantations Division's profits was attributed to the higher crude palm oil ("CPO") price of RM1,989 (2006 : RM1,428) per tonne for the quarter and RM1,720 (2006 : RM1,407) per tonne for the full year.

Property Division's lower profit was due to the impairment of certain development projects.

Heavy Equipment Division continued to benefit from the sustained demand for products and services to the logging and oil and gas sectors. Equipment sales in the Australia operations continued to remain strong.

The significantly lower profit of the Motor Vehicle Division was mainly due to the weak Malaysian car market and stock write downs.

Energy and Utilities Division's reduced profit was due to higher cost incurred in engineering projects and the lower contribution from associates following the disposal of Jaya Holdings Limited in November 2006.

General Trading, Services and Others recorded lower profit mainly due to lower contribution from travel business for the quarter compared to the corresponding quarter in previous year. The better results for the year compared to the previous year was due mainly to foreign exchange gain and higher contribution from insurance business.

Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 30th June 2007	%	Quarter ended 31st March 2007	%
Profit before unusual items and interest				
Plantations	**93.7**	**21.8**	71.0	16.7
Property	**57.4**	**13.3**	67.6	15.9
Heavy Equipment	**168.9**	**39.2**	185.4	43.7
Motor Vehicle	**42.5**	**9.9**	22.9	5.4
Energy and Utilities	**58.5**	**13.6**	62.7	14.8
General Trading, Services and Others	**9.4**	**2.2**	14.9	3.5
	430.4	**100.0**	424.5	100.0
Unusual items (Note A4)	**130.2**		(1.1)	
Unallocated corporate expenses	**(23.4)**		(11.1)	
Profit before interest and taxation	**537.2**		412.3	

Despite the lower sales volume of CPO and palm kernel in the current quarter, the higher palm products prices resulted in the increase in Plantations Division's profits.

Similar factors set out in Note B1 contributed to the changes in results of the Property and Energy and Utilities Divisions.

The decrease in profit of the Heavy Equipment Division was due to higher demand recorded by Hastings Deering in the preceding quarter.

Motor Vehicle Division recorded higher profit compared to the preceding quarter mainly due to higher contribution from the New Zealand, China and Hong Kong operations.

General Trading, Services and Others recorded lower profit compared to the preceding quarter due mainly to lower contribution from the bedding and packaging businesses.

Amounts in RM million unless otherwise stated

B3. (a) Prospects

Despite the depressed automotive market in Malaysia and barring any unforeseen circumstances, the Board is of the view that the other core business activities will contribute to an improvement in the overall performance of the Group for the new financial year.

(b) Status of profit estimate, forecast, projection or internal targets

On 22nd March 2006, the Group announced its key performance indicators including the targeted return on average shareholders' equity ("ROE") of at least 15% and net profit of at least RM1,400 million by end of financial year 2008. No specific target was announced for the financial year ended 30th June 2007. Based on the results for the year ended 30th June 2007, the Group achieved a ROE of approximately 15.9% and a net profit of RM1,505.7 million.

B4. Statement by Board of Directors on profit estimate, forecast, projection or internal targets

Not applicable as there were no specific targets announced for the financial year ended 30th June 2007.

B5. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

B6. Taxation

	Quarter ended 30th June		Year ended 30th June	
	2007	2006 (restated)	2007	2006 (restated)
In respect of the current period:				
- income tax	113.8	127.6	430.9	439.7
- deferred tax	(6.7)	21.4	(25.5)	3.8
	107.1	149.0	405.4	443.5
In respect of prior years:				
- income tax	85.6	(14.5)	83.2	(13.6)
	192.7	134.5	488.6	429.9

The effective tax rate for the quarter is higher than the Malaysian tax rate mainly due to the under provision of tax in prior years.

The effective tax rate for the year ended 30th June 2007 were lower than the Malaysian tax rate mainly due to the non-taxable gain on disposal of associates and subsidiaries.

B7. Profit/(loss) on sale of unquoted investments and properties

The profit/(loss) on sale of unquoted investments and properties including prepaid lease rentals during the quarter and year ended 30th June 2007 are set out in Notes A4 and A12.

Amounts in RM million unless otherwise stated

B8. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group were as follows:

Movement during:	Quarter ended 30th June 2007	Year ended 30th June 2007
- Total purchases	–	0.2
- Total disposal proceeds	–	4.2
- Total gain/(loss) on disposals	–	1.6

Balances:	As at 30th June 2007
- Cost	7.1
- Carrying value	1.7
- Market value	7.4

B9. Status of corporate proposals

1. Corporate proposals announced but not completed as at 21st August 2007

a) On 27th November 2006, Sime Darby Berhad ("SDB") received an offer from Synergy Drive Berhad ("Synergy Drive") to acquire the entire business and undertaking of the Company, including its assets and liabilities at a consideration equivalent to RM6.46 per ordinary share of RM0.50 each, to be satisfied by the issuance of an equivalent value of Series A Redeemable Convertible Preference Shares ("RCPS A") of Synergy Drive at an issue price of RM5.25 per share ("Proposed Disposal"). On 21st December 2006, the Board of SDB accepted the offer from Synergy Drive.

SDB proposes to carry out a Proposed Capital Repayment upon completion of the Proposed Disposal to return all the RCPS A received or receivable by SDB to the shareholders of SDB. Simultaneously with the Proposed Capital Repayment, the Company will undertake the Proposed Share Issue of 2 new ordinary shares of RM0.50 each or such number of new SDB shares at par value in order for Synergy Drive to maintain not less than 90% shareholding interest in SDB.

The approvals to carry out the Proposed Disposal, Proposed Capital Repayment and Proposed Share Issue were obtained from the SC and SC (on behalf of the Foreign Investment Committee) on 16th July 2007 and the shareholders of SDB, at an Extraordinary General Meeting held on 17th August 2007. The proposals are pending the approval of the following :

i) Confirmation of the High Court of Malaya;
ii) Lenders of SDB (where applicable); and
iii) Any other authorities or parties, if required.

b) On 25th May 2007, Sime Darby Singapore Limited ("SDSL") and Orchard Nominees Private Limited entered into a Sale and Purchase Agreement for the disposal of their entire interest in the issued and paid-up share capital of Sime Rengo Packaging Singapore Limited to Thai Containers Group Company Limited. The completion of the disposal is conditional upon, amongst others, the approval of regulatory authorities.

c) On 9th August 2007, Sime Travel Holdings Limited ("STH") entered into a Share Purchase Agreement with Wealthy Aim Investments Limited ("WAIL") and SBI E2-Capital Limited (as guarantor for WAIL) for the disposal of the entire equity interest in Westminster Travel Limited ("WTL") to WAIL for a total cash consideration of HK$161.0 million. The completion of the disposal is conditional upon, amongst others, the approvals of the Registrar of Travel Agents and the Trade Industry Council of Hong Kong.

Amounts in RM million unless otherwise stated

B9. Status of corporate proposals (continued)

2. Corporate proposals completed after 30th June 2007

On 9th July 2007, Sime Darby Hong Kong Limited acquired the remaining 30% equity interest in Westminster Travel Limited ("WTL") for HK$86.9 million pursuant to the exercise of a put option by the minority shareholders of WTL.

B10. Group borrowings

	As at 30th June 2007
Loans and financing - Non-current	
Term loans - secured	64.4
- unsecured	361.8
Cumulative subordinated unconvertible redeemable unsecured loan stocks ("loan stocks")	37.4
Al Murabahah Medium Term Notes – unsecured	1,000.0
	1,463.6
Short term borrowings - Current	
Bank overdrafts - unsecured	17.7
Portion of term loans due within one year - secured	86.6
- unsecured	89.9
Other short term borrowings - secured	62.4
- unsecured	1,202.7
Total short term borrowings	1,459.3
Included in liabilities directly associated with non-current assets held for sale	(2.8)
	1,456.5

The Group borrowings in RM equivalent analysed by currencies in which the borrowings are denominated were as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	1,087.3	330.1
Singapore dollar	12.6	47.3
Australian dollar	285.4	38.0
Chinese renminbi	–	185.8
Thai baht	18.2	45.0
New Zealand dollar	–	112.1
United States dollar	60.1	699.1
Hong Kong dollar	–	1.9
Total borrowings	1,463.6	1,459.3
Included in liabilities directly associated with non-current assets held for sale	–	(2.8)
	1,463.6	1,456.5

The secured term loans and short term borrowings are secured by property, plant and equipment, property development projects and current assets of certain subsidiaries.

Amounts in RM million unless otherwise stated

B10. Group borrowings (continued)

The loan stocks issued by a subsidiary bear interest at 12% and are redeemable at par at any date determined by the subsidiary's Board up to 31st December 2023.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 30th June 2007 were 4.74% and 6.07% (after interest rate swap) per annum, respectively.

The RM500 million 7 years and RM500 million 4 years Al-Murabahah Medium Term Notes, under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, were issued at par with profit rates of 4.38% and 4.30% per annum, respectively.

B11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiaries in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions.

As at 21st August 2007, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM1,012.0 million and RM1,606.3 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 34 months.

Interest rate contracts

Interest rate swap contracts were entered into by subsidiaries which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals.

The notional principal amounts of the outstanding interest rate swap contracts of the Group at 21st August 2007, which are denominated in Thai baht and United States dollar for less than 1 year and later than 1 year but not later than 5 years were RM746.2 million and RM52.4 million respectively.

On 2nd July 2007, a subsidiary entered into a 3 years interest rate collar arrangement for its AUD80.0 million term loan. The ceiling rate of 9.5% and floor rate of 3.5% are subject to repricing every 180 days.

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 38 of the annual financial statements for the year ended 30th June 2006.

B12. Material litigation

1. Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

   BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. The appeal was heard on 7th May 2007 and was adjourned to 8th January 2008.

Amounts in RM million unless otherwise stated

B12. Material litigation (continued)

2. Sime Bank had granted a financial facility to Teras Cemerlang Sdn Bhd ("TCSB"). Sime Bank sued TCSB for failing to repay the said facility. TCSB filed a counterclaim against Sime Bank, Sime Securities ("SS"), Sime Darby Berhad ("SDB") and Shafiq Sit Abdullah ("SSA") alleging that SDB is also vicariously liable for the transactions allegedly carried out by SSA in the dealings between SS and TCSB.

   SDB filed an application to strike out TCSB's counter claim against it. On 9th October 2002, TCSB filed an application to the court to stay the application to strike out and it was granted the stay. SDB filed an appeal against the stay. No hearing date has yet been fixed.

   SDB is appealing against the Senior Assistant Registrar's decision not to strike out TCSB's counter claim. The matter has now been fixed for further mention on 14th September 2007.

3. Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby Hong Kong Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement.

   On 4th May 2005, Sime Winner obtained a mareva injunction against CM2 to prevent CM2 from disposing its assets and to disclose all its assets in Hong Kong up to HK$107million. The hearing for the case is expected to commenced in mid 2008.

4. Inokom Corporation Sdn. Bhd. and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The Plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

   The Court dismissed Renault SA's application for stay of proceedings pending arbitration ("Dismissal") and they subsequently filed an appeal. The Court of Appeal has granted a stay of proceedings to Renault SA pending their appeal against the Dismissal.

   TCMH and TCEC's applications to strikeout the Plaintiffs' suit were dismissed and their appeals to the Court of Appeal against the decisions are currently pending.

B13. Dividend

a) A second interim gross dividend of 25.2 sen per share, comprising 13.7 sen per share less Malaysian tax at 27%, 5.0 sen per share Malaysian tax exempt and 6.5 sen per share less Singapore tax at 18% has been declared for the financial year ended 30th June 2007 and will be paid on 26th October 2007. The entitlement date for the dividend payment is 28th September 2007.

   A depositor shall qualify for entitlement to the dividend only in respect of :

   i) Shares deposited into the depositor's securities account before 12.30pm on 26th September 2007 in respect of shares which are exempted from mandatory deposit,

   ii) Shares transferred into the depositor's securities account before 4.00pm on 28th September 2007 in respect of transfers; and

   iii) Shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Listing Requirements of Bursa Malaysia Securities Berhad.

   Except for a final gross dividend of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20%, no second interim dividend was declared for the corresponding period.

b) An interim gross dividend of 5.0 sen per share less Malaysian tax at 27% was paid on 18th May 2007. The gross interim dividend paid for the corresponding period was 5.0 sen per share less Malaysian tax at 28%.

c) The total gross dividend for the year ended 30th June 2007 is 30.2 sen per share, comprising 18.7 sen per share less Malaysian tax at 27%, 5.0 sen per share Malaysian tax exempt and 6.5 sen per share less Singapore tax at 18% (2006 – 30.0 sen per share, comprising 21.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20%).

d) The total annual dividend net of tax is RM604.5 million (2006 – RM576.4 million)

B14. Earnings per share

	Quarter ended 30th June		Year ended 30th June	
	2007	2006 (restated)	2007	2006 (restated)
Basic earnings per share				
Profit for the period attributable to ordinary equity holders of the Company	**326.9**	401.9	**1,505.7**	1,121.4
Weighted average number of ordinary shares in issue (million)	**2,518.1**	2,464.5	**2,491.5**	2,431.4
Basic earnings per share (sen)	**13.0**	16.3	**60.4**	46.1
Diluted earnings per share				
Profit for the period attributable to ordinary equity holders of the Company	**326.9**	401.9	**1,505.7**	1,121.4
Dilutive effects of outstanding employees' share options of an associate	**–**	–	**–**	(0.2)
Dilutive effects of a subsidiary's outstanding warrants not held by the Group	**–**	–	**–**	(0.3)
Diluted earnings	**326.9**	401.9	**1,505.7**	1,120.9
Weighted average number of ordinary shares in issue (million)	**2,518.1**	2,464.5	**2,491.5**	2,431.4
Adjustment for share options (million)	**2.3**	6.0	**1.5**	7.6
Weighted average number of ordinary shares used in the calculation of diluted earnings per share (million)	**2,520.4**	2,470.5	**2,493.0**	2,439.0
Diluted earnings per share (sen)	**13.0**	16.3	**60.4**	46.0

Kuala Lumpur
28th August 2007

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Form Version 2.0

Financial Results

Submitted by S DARBY on 28/08/2007 05:05:17 PM

Reference No SD-070730-48417

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Part A1 : QUARTERLY REPORT

* Financial Year End : 30/06/2007
* Quarter : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
* Quarterly report for the financial period ended : 30/06/2007
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here :

QReport-Profit&loss.doc QReport-BalanceSheet.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 30/06/2007

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30/06/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2006 [dd/mm/yyyy] RM'000
1	Revenue	5,512,476	5,409,363	20,734,980	20,162,150
2	Profit/(loss) before tax	560,372	566,378	2,085,977	1,634,100
3	Profit/(loss) for the period	367,666	431,902	1,597,410	1,204,214
4	Profit/(loss) attributable to ordinary equity holders of the parent	326,970	401,950	1,505,744	1,121,400

	the parent				
5	Basic earnings/(loss) per share (sen)	13.00	16.30	60.40	46.10
6	Proposed/Declared dividend per share (sen)	25.20	25.00	30.20	30.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.0200	3.5700

Remarks :

1. The gross interim dividend of 5.0 sen per share less Malaysian tax at 27% for the financial year ended 30th June 2007, which was declared on 28th February 2007, was paid on 18th May 2007.

2. The Group adopted new Financial Reporting Standards issued by the Malaysian Accounting Standards Board during the period under review. The comparatives have been restated to conform with the current presentation

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2007	30/06/2006	30/06/2007	30/06/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	42,567	25,512	137,671	78,739
2	Gross interest expense	33,480	33,058	138,410	121,851

Remarks :

Note: The above information is for the Exchange internal use only .

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by S DARBY on 28/08/2007 05:06:19 PM
Reference No SD-070815-47647

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

* Entitlement date :28/09/2007
* Entitlement time :04:00:00 PM
* Entitlement subject :Second interim dividend
* Entitlement description

Second interim gross dividend of 25.2 sen per share, comprising 13.7 sen per share less Malaysian tax at 27%, 5.0 sen per share Malaysian tax exempt and 6.5 sen per share less Singapore tax at 18%.

Period of interest payment : to

Financial Year End :30/06/2007

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Epsilon Registration Services Sdn Bhd
312, 3rd Floor, Block C Kelana Square
17, Jalan SS 7/26
47301 Petaling Jaya
Selangor Darul Ehsan

Payment date :26/10/2007

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :28/09/2007

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :26/09/2007

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ Ratio ● RM ○ Percentage

* Entitlement in RM (RM) :0.252

Remarks

Form Version 2.0

General Announcement

Submitted by S DARBY on 28/08/2007 05:12:28 PM
Reference No SD-070814-308C2

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Provision of financial assistance in the ordinary course of business (Announcement pursuant to Practice Note No .11/2001 Paragraph 3.1)

* Contents :-

Sime Darby Berhad ("Sime Darby") had, on 28th February 2007, announced that it had during the quarter ended 31st December 2006, issued a Letter of Guarantee and Indemnity to Sarawak Hidro Sdn. Bhd. ("Sarawak Hidro"):-

i. to guarantee the due repayment of a RM200 million additional advance payment ("the Additional Advance") granted by Sarawak Hidro to the Malaysia-China Hydro Joint Venture ("MCH JV"); and

ii. to indemnify the Directors of Sarawak Hidro from all consequences, liabilities, damages or losses which they may suffer as a result of their agreeing to provide the Additional Advance to the MCH JV.

Sime Darby wishes to announce that, to-date, the said Letter of Guarantee and Indemnity has not been withdrawn or cancelled.

The Additional Advance was granted by Sarawak Hidro to the MCH JV to be used towards the completion of the Works as scheduled under the Bakun Hydroelectric Project.

Sime Darby has an effective interest of 25% in the MCH JV. The parties to the MCH JV and their interests therein are as follows:-

i. Sinohydro Corporation (30% of the MCH JV)

ii. the Sime Joint Venture (70% of the MCH JV), comprising:-

  a. Sime Engineering Sdn. Bhd. (51% of the Sime Joint Venture)

  b. Edward & Sons (EM) Sdn. Bhd. (5% of the Sime Joint Venture)

  c. the WMAI Joint Venture (44% of the Sime Joint Venture), comprising:-

    aa. WCT Engineering Berhad (25% of the WMAI Joint Venture)
    bb. MTD Capital Berhad (25% of the WMAI Joint Venture)

bb. MTD Capital Berhad (25% of the WMAI Joint Venture)
cc. Ahmad Zaki Resources Berhad (25% of the WMAI Joint Venture)
dd. Syarikat Ismail Ibrahim Sdn. Bhd. (25% of the WMAI Joint Venture)

Sime Engineering Sdn. Bhd. is a wholly-owned subsidiary of Sime Engineering Services Berhad, which in turn is 70%-owned by Sime Darby.

The following parties in the MCH JV have given counter indemnities to Sime Darby, proportionate to their respective interests in the MCH JV:-

i. Sime Engineering Sdn. Bhd.
ii. Sinohydro Corporation
iii. WCT Engineering Berhad
iv. MTD Capital Berhad

The abovementioned guarantee and indemnity provided will have no material financial impact on the Sime Darby Group unless the guarantee and indemnity are called upon.

This announcement is dated 28th August 2007.

<u>Tables Section - This section is to be used to create and insert tables . Please make the appropriate reference to the table (s) in the Contents of the Announcement :</u>

END